EXHIBIT 99.1

GAMING PARTNERS INTERNATIONAL CORPORATION (NASDAQ: GPIC)

Gerard Charlier, Chief Executive Officer at 702/384-2425
John Foley, Foley/Freisleben LLC at 213/955-0020

GAMING PARTNERS INTERNATIONAL CORPORATION REPORTS
FINANCIAL RESULTS FOR THE SECOND QUARTER OF 2005

LAS VEGAS, NEV. (AUGUST 15, 2005)—Gaming Partners International Corporation (NASDAQ - NMS: GPIC) today announced its financial results, as well as the filing of its Form 10-Q, for its second quarter ended June 30, 2005.

The company, a leading manufacturer and supplier of casino table game equipment, recorded increased revenues and another quarter of substantial profitability in the three months ended June 30, 2005.  Net income, however, was approximately $458,000 less than in the comparable quarter of 2004, primarily due to an increase in general and administrative and income tax expenses.

For the six months ended June 30, 2005, net income advanced by 35% on a 24% increase in revenues.  Further indicative of the positive trends in the company’s business, total backlog to be delivered in the balance of 2005 is $17.2 million, approximately 118% higher than comparable backlog expected of $7.9 million one year ago.

For the second quarter of 2005, net income amounted to $1.5 million, equal to $0.19 per basic and $0.18 per diluted share, compared with $1.9 million, or $0.25 per diluted share (basic $0.26) in the corresponding period of 2004.  Second quarter revenues totaled $15.2 million, compared with $14.8 million a year ago.

For the first six months of 2005, net income increased to $2.0 million, equal to $0.25 per basic share and $0.24 per diluted share, compared with $1.5 million, or $0.19 per basic and diluted share in the first half of 2004.  Revenues grew to $27.5 million from $22.2 million in the prior year, representing a 24% increase.

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Gérard Charlier, president and CEO, commented:  “The first six months of 2005 have been a strong and positive period for our company, during which we have made significant strides toward several of our key strategic objectives. We are pleased by the company’s second quarter 2005 results and progress.

“Second quarter revenues exceeded those of a very strong second quarter of 2004.  Our sales increase was the result of strength across the company’s geographic markets including the U.S., Europe and Asia.  In addition, in the second quarter of 2005, we sold approximately $1.1 million of our RFID gaming chips and readers and other table game equipment and supplies to Wynn Resorts. As an industry leader, we believe that Wynn Resort’s purchase of our RFID gaming chips and readers sends a positive signal to the market concerning our technology. To date, GPIC has sold over 4.0 million RFID gaming chips to casinos throughout the world, a portion of which has been recognized as revenue in the second quarter of 2005.

“However, as we have noted previously, the company may experience fluctuations in profitability on a quarterly basis due to the timing of customer orders, production and shipments of our casino products.”

With respect to RFID gaming chips, Charlier noted that the company holds the exclusive license until 2015 for the sale and use of RFID gaming chips and readers in the United States for chip tracking purposes.  He added that the recent announcement of International Game Technology’s 50% patent acquisition and the worldwide product integration agreement among IGT, Shuffle Master and Progressive Gaming International “not only recognizes the importance of RFID technology in the gaming industry, but also is a strong endorsement of it.”

At June 30, 2005, GPIC’s backlog of production orders amounted to approximately $4.7 million for GPI-USA and $12.5 million for GPI-SAS compared to approximately $4.5 million for GPI-USA and $3.4 million for GPI-SAS one year earlier.

Second quarter revenues benefited from sales by GPI-SAS, the company’s French subsidiary, primarily due to sales to casinos in Asia with the development of new casino projects in Macau.  GPI-USA enjoyed increased revenues of approximately $1.0 million due to new casino openings and large reorders.

Cost of revenues, while modestly higher in dollars, improved to 54.5% as a percentage of quarterly revenues, compared with 55.2 percent last year, primarily due to better absorption of fixed costs and a better product mix at the company’s two principal subsidiaries.  With higher sales volume during the second quarter of 2005, gross profit increased by $269,000, and gross profit margin improved to 45.5% from 44.8%.

Total operating expenses were $504,000 higher for the second quarter, or 27.0% as a percentage of quarterly revenues, from 24.2% in the prior year quarter.  The increase in operating expenses reflected several one-time expenditures, including those related to the company’s conversion to the NASDAQ National Market, Sarbanes-Oxley compliance (which increased expenses will be incurred throughout 2006), IT systems upgrades and enhancements, building repairs, compensation and other miscellaneous expenses.

Other income for the quarter was approximately $107,000 higher, primarily due to an increase in gain from foreign currency exchange as a result of the valuation of the Euro compared to the U.S. dollar.

At June 30, 2005, GPIC had approximately $5.9 million in cash and cash equivalents and $5.9 million in marketable securities for a total of $11.8 million, compared with $13.0 million at December 31, 2004.  Working capital totaled approximately $12.1 million at the end of the second quarter of 2005, compared to $12.2 million at December 31, 2004. During the quarter, cash was used to purchase a parcel of land for $800,000 adjacent to the Las Vegas headquarters and additional cash was used for inventory expansion in view of increased production requirements due to higher sales volumes.

Charlier concluded: “We are pleased by the company’s improved profitability, strong backlog, growing revenues, and solid financial position.  After a successful first half, GPIC is exceptionally well positioned for continued progress.  We see a number of important growth drivers for our business, which we believe present significant future opportunities. These include the planned growth of casino gaming in Asia, as well as the gaming industry’s anticipated transition to RFID-based systems to enhance the security, effective management and profitability of casino operations.”

About the Company

GPIC manufactures and supplies gaming chips, table layouts, playing cards, dice, gaming furniture, table accessories and other products that are used with casino table games such as blackjack, poker, baccarat, craps and roulette.  GPIC is headquartered in Las Vegas, Nevada, with offices in Beaune, France; San Luis, Mexico; and Atlantic City, New Jersey.  GPIC sells its casino products directly to licensed casinos throughout the world.  For additional information about GPIC, visit our web site at www.gpigaming.com.

This press release may contain certain forward-looking statements that are subject to risks and uncertainties. GPIC’s expectations regarding operating results and operating efficiencies, including the growth of new product markets, may not be met.  Factors that could cause actual results to vary materially from these forward-looking statements include: reduction in growth rate of new and existing casinos and markets, particularly in Asia, failure of the industry to accept RFID technology generally, or 125 KHz RFID technology in particular, with respect to gaming chips and readers,  potential patent infringement issues, timing and volume of customer demand for our casino products, timing of new casino openings and expansions, domestic or international terrorists incidents, and unexpected taxes, charges, costs or difficulties in consolidating the operations of the companies.  Additional information concerning factors and risks that could affect these statements and GPIC’s financial condition and results of operations are included in GPIC’s Form 10-Q for the three months ended June 30, 2005 and Form 10-K for the year ended December 31, 2004.

GAMING PARTNERS INTERNATIONAL CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

(dollars in thousands, except per share amounts)

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2005	2004	2005	2004

Revenues	$15,187	$14,843	$27,478	$22,170
Cost of revenues	8,270	8,195	15,728	12,844
Gross profit	6,917	6,648	11,750	9,326

Product development	99	32	134	72
Marketing and sales	937	1,050	2,056	1,915
Depreciation and amortization	470	486	947	980
General and administrative	2,591	2,025	4,711	3,738
Total operating expenses	4,097	3,593	7,848	6,705
Income from operations	2,820	3,055	3,902	2,621
Other income, net	103	(4)	207	27
Interest expense	(51)	(64)	(107)	(132)
Income before income taxes	2,872	2,987	4,002	2,516
Income tax expense	(1,390)	(1,047)	(2,018)	(1,046)
Net income	$1,482	$1,940	$1,984	$1,470

Net income per share:
Basic	$0.19	$0.26	$0.25	$0.19
Diluted	$0.18	$0.25	$0.24	$0.19
Weighted average shares outstanding:
Basic	7,826	7,595	7,796	7,595
Diluted	8,151	7,641	8,120	7,641